UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PART I.	FINANCIAL INFORMATION

ITEM 1.	Condensed Consolidated Financial Statements (Unaudited)

INTERNATIONAL GAME TECHNOLOGY PLC

International Game Technology PLC
Condensed Consolidated Balance Sheets
(Unaudited, $ thousands, except par value and number of shares)

	Notes	March 31, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents		290,359	250,669
Restricted cash and cash equivalents		245,235	261,108
Trade and other receivables, net		934,219	949,085
Inventories	4	294,791	282,698
Other current assets		528,581	504,061
Income taxes receivable		35,911	39,075
Total current assets		2,329,096	2,286,696
Systems, equipment and other assets related to contracts, net		1,356,294	1,404,426
Property, plant and equipment, net		143,272	185,349
Operating lease right-of-use assets	5	372,619	—
Goodwill		5,563,630	5,580,227
Intangible assets, net		1,995,618	2,044,723
Other non-current assets		2,052,822	2,108,964
Deferred income taxes		34,405	38,117
Total non-current assets		11,518,660	11,361,806
Total assets		13,847,756	13,648,502

Liabilities and shareholders' equity
Current liabilities:
Accounts payable		1,083,965	1,142,371
Other current liabilities		916,564	816,722
Current portion of long-term debt	6	1,280,928	—
Short-term borrowings	6	67,969	34,822
Income taxes payable		36,717	8,209
Total current liabilities		3,386,143	2,002,124
Long-term debt, less current portion	6	6,655,020	7,977,267
Deferred income taxes		439,828	446,083
Income taxes payable		25,654	25,654
Operating lease liabilities	5	336,658	—
Other non-current liabilities		379,491	445,445
Total non-current liabilities		7,836,651	8,894,449
Total liabilities		11,222,794	10,896,573
Commitments and contingencies	8
Shareholders’ equity
Common stock, par value $0.10 per share; 204,210,731 shares issued and outstanding at March 31, 2019 and December 31, 2018, respectively		20,421	20,421
Additional paid-in capital		2,502,882	2,534,134
Retained deficit		(967,853)	(1,008,193)
Accumulated other comprehensive income	9	254,710	261,537
Total IGT PLC’s shareholders’ equity		1,810,160	1,807,899
Non-controlling interests		814,802	944,030
Total shareholders’ equity		2,624,962	2,751,929
Total liabilities and shareholders’ equity		13,847,756	13,648,502

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Operations
(Unaudited, $ and shares in thousands, except per share amounts)

		For the three months ended March 31,
	Notes	2019	2018
Service revenue	3, 10	991,031	1,046,951
Product sales	3, 10	153,885	160,005
Total revenue	3, 10	1,144,916	1,206,956

Cost of services		595,327	618,058
Cost of product sales		100,185	103,351
Selling, general and administrative		205,134	217,289
Research and development		66,118	71,263
Total operating expenses		966,764	1,009,961

Operating income	10	178,152	196,995

Interest expense, net	6	(103,069)	(107,280)
Foreign exchange gain (loss), net		58,602	(96,695)
Other (expense) income, net		(498)	2,981
Total non-operating expenses		(44,965)	(200,994)

Income (loss) before provision for income taxes	7	133,187	(3,999)

Provision for income taxes	7	52,692	60,505

Net income (loss)		80,495	(64,504)

Less: Net income attributable to non-controlling interests		40,241	18,316
Less: Net income attributable to redeemable non-controlling interests		—	20,326
Net income (loss) attributable to IGT PLC	11	40,254	(103,146)

Net income (loss) attributable to IGT PLC per common share - basic	11	0.20	(0.51)
Net income (loss) attributable to IGT PLC per common share - diluted	11	0.20	(0.51)

Weighted-average shares - basic	11	204,300	203,597
Weighted-average shares - diluted	11	204,742	203,597

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Comprehensive Income
(Unaudited, $ thousands)

		For the three months ended March 31,
	Notes	2019	2018
Net income (loss)		80,495	(64,504)

Other comprehensive (loss) income, before tax:

Change in foreign currency translation:
Foreign currency translation adjustments	9	(24,639)	35,101
Reclassification of income to net income	9	(46)	—
Total foreign currency translation adjustments		(24,685)	35,101

Change in unrealized gain (loss) on cash flow hedges:
Unrealized gain (loss) on cash flow hedges	9	775	(6,112)
Reclassification of (income) loss to net income (loss)	9	(186)	1,225
Total change in unrealized gain (loss) on cash flow hedges		589	(4,887)

Unrealized gain on available-for-sale securities	9	1,204	1,225

Unrealized loss on defined benefit plans	9	(63)	—

Other comprehensive (loss) income, before tax		(22,955)	31,439

Income tax (provision) benefit related to items of other comprehensive income	9	(85)	1,133
Other comprehensive (loss) income		(23,040)	32,572

Total comprehensive income (loss)		57,455	(31,932)

Less: Total comprehensive income attributable to non-controlling interests		24,028	18,272
Less: Total comprehensive income attributable to redeemable non-controlling interests		—	20,326
Total comprehensive income (loss) attributable to IGT PLC		33,427	(70,530)

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Cash Flows
(Unaudited, $ thousands)

	For the three months ended March 31,
	2019	2018
Cash flows from operating activities
Net income (loss)	80,495	(64,504)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	105,331	98,087
Amortization	68,084	68,392
Service revenue amortization	52,289	56,650
Stock-based compensation expense	9,590	14,178
Debt issuance cost amortization	5,783	6,099
Deferred income taxes	267	(22,914)
Foreign exchange (gain) loss, net	(58,602)	96,695
Other non-cash costs, net	8,192	5,529
Changes in operating assets and liabilities, excluding the effects of acquisitions:
Trade and other receivables	24,145	11,968
Inventories	(20,448)	(11,657)
Accounts payable	(27,817)	(35,545)
Other assets and liabilities	(100,695)	(145,768)
Net cash provided by operating activities	146,614	77,210

Cash flows from investing activities
Capital expenditures	(119,185)	(134,661)
Proceeds from sale of assets	1,888	2,473
Other	2,208	347
Net cash used in investing activities	(115,089)	(131,841)

Cash flows from financing activities
Proceeds from long-term debt	35,666	164,681
Net proceeds from short-term borrowings	33,201	44,429
Capital increase - non-controlling interests	333	—
Dividends paid - non-controlling interests	(13,439)	(13,316)
Net payments of financial liabilities	(44,662)	(32,702)
Principal payments on long-term debt	—	(625,500)
Other	(2,000)	(825)
Net cash provided by (used in) financing activities	9,099	(463,233)

Net increase (decrease) in cash and cash equivalents, and restricted cash and cash equivalents	40,624	(517,864)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	(16,807)	28,707
Cash and cash equivalents, and restricted cash and cash equivalents at the beginning of the period	511,777	1,305,430
Cash and cash equivalents, and restricted cash and cash equivalents at the end of the period	535,594	816,273

Supplemental Cash Flow Information
Interest paid	(183,777)	(227,356)
Income taxes paid	(18,835)	(13,691)

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited, $ thousands)

For the three months ended March 31, 2019	Common Stock	Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2018	20,421	2,534,134	(1,008,193)	261,537	1,807,899	944,030	2,751,929

Net income	—	—	40,254	—	40,254	40,241	80,495
Other comprehensive loss, net of tax	—	—	—	(6,827)	(6,827)	(16,213)	(23,040)
Total comprehensive income (loss)	—	—	40,254	(6,827)	33,427	24,028	57,455

Stock-based payment expense	—	9,590	—	—	9,590	—	9,590
Capital increase	—	—	—	—	—	333	333
Return of capital	—	—	—	—	—	(28,888)	(28,888)
Dividends declared	—	(40,842)	—	—	(40,842)	(128,868)	(169,710)
Other	—	—	86	—	86	4,167	4,253
Balance at March 31, 2019	20,421	2,502,882	(967,853)	254,710	1,810,160	814,802	2,624,962

For the three months ended March 31, 2018	Common Stock	Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2017	20,344	2,676,854	(1,032,372)	340,169	2,004,995	349,936	2,354,931

Net (loss) income	—	—	(103,146)	—	(103,146)	18,316	(84,830)
Other comprehensive income (loss), net of tax	—	—	—	32,616	32,616	(44)	32,572
Total comprehensive (loss) income	—	—	(103,146)	32,616	(70,530)	18,272	(52,258)

Adoption of new accounting standards	—	—	45,527	—	45,527	—	45,527
Stock-based payment expense	—	14,172	—	—	14,172	—	14,172
Shares issued upon exercise of stock options	12	(1,801)	—	—	(1,789)	—	(1,789)
Dividends declared	—	(40,196)	—	—	(40,196)	(728)	(40,924)
Other	—	149	(516)	—	(367)	—	(367)
Balance at March 31, 2018	20,356	2,649,178	(1,090,507)	372,785	1,951,812	367,480	2,319,292

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Notes to Condensed Consolidated Financial Statements (Unaudited)

1.	Description of the Business

International Game Technology PLC (the "Parent"), together with its consolidated subsidiaries, is a leading commercial operator and provider of technology in the regulated worldwide gaming markets that operates and provides a full range of services and leading-edge technology products across all gaming markets, including lotteries, machine gaming, sports betting, interactive gaming and commercial services. Our state-of-the-art information technology platforms and software enable distribution of our products and services through land-based systems, the internet and mobile devices.

When used in these notes, unless otherwise specified or the context otherwise indicates, all references to "IGT PLC," the "Company," "we," "our," or "us" refer to the business and operations of the Parent and its consolidated subsidiaries.

2.	Summary of Significant Accounting Policies

Basis of Preparation

The accompanying condensed consolidated financial statements and notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. Accordingly, these interim financial statements do not include all of the information and note disclosures required by GAAP for complete financial statements, but reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the interim period results. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in our 2018 Form 20-F.

The condensed consolidated financial statements are stated in thousands of U.S. dollars (except share and per share data) unless otherwise indicated. Certain reclassifications have been made to prior periods to align with the current period presentation. All references to "U.S. dollars," "U.S. dollar" and "$" refer to the currency of the United States of America. All references to "euro" and "€" refer to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies on the balance sheet dates and the reported amounts of revenue and expense during the reporting periods.

We evaluate our estimates continuously and base them on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates if the assumptions prove incorrect. To the extent there are material differences between actual results and these estimates, our future results could be materially and adversely affected. We believe the accounting policies described in Note 2 of our 2018 Form 20-F require us to make significant judgments and estimates in the preparation of our condensed consolidated financial statements.

Our most critical accounting estimates include revenue recognition, allowance for doubtful accounts and credit losses, income taxes, legal and other contingencies and evaluation of long-lived assets for impairment.

Significant Accounting Policies

There have been no changes to our significant accounting policies described in Note 2 of our 2018 Form 20-F other than the adoption of Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), as described below.

Leases

We determine whether a contract is or contains a lease at inception. As a lessee, we recognize right-of-use ("ROU") assets and lease liabilities on the lease commencement date based on the present value of lease payments over the lease term. ROU assets also include any upfront lease payments or initial direct costs and are adjusted for lease incentives received.

We consider renewal and termination options, including whether they are reasonably certain to be exercised, in determining the lease term and establishing the ROU assets and lease liabilities. ROU assets and lease liabilities are calculated using our incremental borrowing rate, which is based on the lease currency and length of the lease, unless the implicit rate is determinable.

Most of our lease contracts contain both lease and non-lease components. As a lessee, we combine lease and non-lease components into a single lease component for all classes of underlying assets except certain communication equipment. For certain communication equipment, we allocate the consideration between lease and nonlease components based on relative standalone price. Lease expense is recognized on a straight-line basis over the lease term.

Variable lease payments are generally expensed as incurred except for certain rent payments that depend on an index, which are included in lease payments using the index rate in effect as of the lease commencement date.

Short-term leases, which are leases with an initial term of 12 months or less with no purchase options that are reasonably certain of exercise, are not recognized on the balance sheet. The rental payments are recognized as lease expense on a straight-line basis over the lease term.

Certain of our lottery and commercial gaming arrangements include leases for equipment installed at customer locations as part of our long-term technology service contracts. As the lessor, we combine lease and non-lease components for all classes of underlying assets in arrangements that involve operating leases. The single combined component is accounted for under Accounting Standards Codification ("ASC") 842, Leases, or ASC 606, Revenue from Contracts with Customers ("ASC 606"), depending on which component is the predominant component in the arrangement. If a component cannot be combined, the consideration is allocated between the lease component and the nonlease component based on relative standalone price.

New Accounting Standards - Recently Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02") to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet and disclosing key information about leasing arrangements. In 2017, 2018, and 2019, the FASB amended ASU 2016-02. We adopted ASU 2016-02 and subsequent amendments (collectively "ASC 842") as of January 1, 2019.

We used the optional transition method which resulted in a cumulative effect adjustment to retained earnings on January 1, 2019. We elected to apply the package of practical expedients and to use hindsight in determining the lease term and assessing impairment. Our election of the hindsight practical expedient resulted in longer lease terms for certain existing leases.

The adoption of the new standard resulted in the recognition of ROU assets and leases liabilities of $419.5 million and $445.2 million, respectively. The adoption did not materially impact our condensed consolidated statements of operations, comprehensive income, or cash flows.

While lessor accounting is largely unchanged under ASC 842, certain of our lottery and gaming arrangements include leases for implicitly or explicitly identified equipment installed at customer locations as part of our long-term technology service contracts. In these arrangements, we are typically compensated based on a percentage of sales or other forms of variable payment. While most of these leases will be classified as operating leases, certain of these are leases that could be classified as sales-type financing leases either at inception or upon modification of existing contracts in future periods. After electing the practical expedient to combine lease and non-lease components as the lessor for an operating lease, most contracts will fall under the guidance of ASC 606 because the predominant component of a technology service contract is for non-lease components.

New Accounting Standards - Not Yet Adopted

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Changes to the Disclosure Requirements for Fair Value Measurement ("ASU 2018-13"), which provides guidance around disclosure requirements for fair value measurement of investments. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the date of adoption as well as the impact of adoption.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13") and amendments, which replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For trade and other receivables, loans and other financial instruments, we will be required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. ASU 2016-13 and amendments will be effective beginning January 1, 2020, with early adoption permitted beginning January 1, 2018. Application of ASU 2016-13 and amendments is through a cumulative-effect adjustment to retained earnings as of the effective date. We are currently evaluating the impact and timing of adopting this guidance.

We do not currently expect that any other recently issued accounting guidance will have a significant effect on the consolidated financial statements.

3.	Revenue Recognition

Contract Balances

Information about receivables, contract assets and contract liabilities is as follows:

($ thousands)	March 31, 2019	December 31, 2018	Balance Sheet Classification
Receivables, net	934,219	949,085	Trade and other receivables, net

Contract assets:
Current	61,519	58,739	Other current assets
Non-current	73,883	69,691	Other non-current assets
	135,402	128,430

Contract liabilities:
Current	(76,276)	(72,005)	Other current liabilities
Non-current	(55,729)	(67,022)	Other non-current liabilities
	(132,005)	(139,027)

The amount of revenue recognized during the three months ended March 31, 2019 that was included in the contract liabilities balance at December 31, 2018 was $22.5 million. The amount of revenue recognized during the three months ended March 31, 2018 that was included in the contract liabilities balance at January 1, 2018 was $35.6 million.

Transaction Price Allocated to Remaining Performance Obligations

At March 31, 2019, unsatisfied performance obligations for contracts expected to be greater than one year or contracts for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date were approximately 3% of our estimated annual revenue for 2019, of which approximately 23% is expected to be satisfied within one year and the remainder is expected to be satisfied over the subsequent seven years.

At December 31, 2018, unsatisfied performance obligations for contracts expected to be greater than one year or contracts for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date were approximately 3% of our annual revenue for 2018, of which approximately 25% is expected to be satisfied within one year and the remainder is expected to be satisfied over the subsequent seven years.

4.	Inventories

($ thousands)	March 31, 2019	December 31, 2018
Raw materials	133,737	140,143
Work in progress	44,666	32,835
Finished goods	116,388	109,720
	294,791	282,698

5.	Leases

Lessee

We have operating and finance leases for real estate (warehouses, office space, data centers), vehicles, communication equipment, and other equipment. Many of our real estate leases include one or more options to renew, while some include termination options. Certain vehicle and equipment leases include residual value guarantees and options to purchase the leased asset. We consider the options and whether they are reasonably certain to be exercised in determining the lease term and establishing the ROU assets and liabilities.

Many of our real estate leases include variable payments for maintenance, real estate taxes, and insurance that are determined based on the actual costs incurred by the landlord. Some of our equipment leases include variable payments that are determined based on percentage of sales.

The classification of our operating and finance leases in the condensed consolidated balance sheets are as follows:

($ thousands)	Balance Sheet Classification	March 31, 2019
Assets
Operating ROU asset	Operating lease right-of-use assets	372,619
Finance ROU asset, net (1)	Other non-current assets	33,260
Total lease assets		405,879

Liabilities
Operating lease liability, current	Other current liabilities	53,179
Finance lease liability, current	Other current liabilities	6,456
Operating lease liability, non-current	Operating lease liabilities	336,658
Finance lease liability, non-current	Other non-current liabilities	36,065
Total lease liability		432,358
(1) Finance ROU assets are recorded net of accumulated amortization of $1.8 million at March 31, 2019.

Weighted average lease terms and discount rates at March 31, 2019 are as follows:

	Weighted Average
	Remaining Lease Term (in years)	Discount Rate
Operating leases	8.91	6.77%
Finance leases	7.05	5.76%

Components of lease expense are as follows:

($ thousands)	For the three months ended March 31, 2019
Operating lease costs	22,152
Finance lease costs (1)	2,508
Variable lease costs (2)	17,724
(1) Finance lease costs include amortization of ROU assets of $1.8 million and interest on lease liabilities of $0.7 million.
(2) Variable lease costs include immaterial amounts related to short-term leases and sublease income.

Maturities of operating and finance lease liabilities at March 31, 2019 are as follows ($ thousands):

Year	Operating Leases	Finance Leases	Total (2)
2019 (1)	58,456	6,607	65,063
2020	70,120	8,264	78,384
2021	60,371	7,874	68,245
2022	52,566	6,373	58,939
2023	48,841	5,075	53,916
Thereafter	251,224	17,647	268,871
Total lease payments	541,578	51,840	593,418
Less: Imputed interest	(151,741)	(9,319)	(161,060)
Present value of lease liabilities	389,837	42,521	432,358
(1) Excludes the three months ended March 31, 2019.
(2) The maturities above exclude leases that have not yet commenced. We have committed rental payments of $7.9 million for leases that will commence in 2019 through 2020 with lease terms ranging from 3 to 15 years.

Cash flow information and non-cash activity related to leases is as follows:

($ thousands)	For the three months ended March 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating and finance leases	21,803
Finance cash flows from finance leases	1,771

Non-cash activity:
ROU assets obtained in exchange for lease obligations
Operating leases	3,791
Finance leases	1,085

Operating ROU assets by segment are as follows:

($ thousands)	March 31, 2019
North America Gaming and Interactive	31,263
North America Lottery	54,523
International	32,233
Italy	88,788
Segment Total	206,807
Corporate Support	165,812
372,619

Lessor

We have various arrangements for commercial gaming and lottery equipment under which we are the lessor. These leases generally meet the criteria for operating lease classification. Lease income for operating leases is included within service revenue, while lease income for sales type leases is included within product sales in the condensed consolidated statements of operation. Lease income was approximately 7% of total revenue for the three months ended March 31, 2019 and 2018.

6.	Debt

($ thousands)	March 31, 2019	December 31, 2018
4.125% Senior Secured Notes due February 2020	—	499,167
4.750% Senior Secured Notes due March 2020	—	438,252
5.500% Senior Secured Notes due June 2020	27,482	27,519
6.250% Senior Secured Notes due February 2022	1,476,655	1,469,609
4.750% Senior Secured Notes due February 2023	947,070	964,730
5.350% Senior Secured Notes due October 2023	60,961	60,983
3.500% Senior Secured Notes due July 2024	556,740	567,179
6.500% Senior Secured Notes due February 2025	1,088,769	1,088,385
6.250% Senior Secured Notes due January 2027	742,843	742,667
Senior Secured Notes, long-term	4,900,520	5,858,491

Revolving Credit Facilities due July 2021	439,920	413,381
Term Loan Facility due January 2023	1,314,580	1,705,395
Long-term debt, less current portion	6,655,020	7,977,267

Term Loan Facility due January 2023	359,520	—
4.125% Senior Secured Notes due February 2020	490,198	—
4.750% Senior Secured Notes due March 2020	431,210	—
Current portion of long-term debt	1,280,928	—

Short-term borrowings	67,969	34,822

Total Debt	8,003,917	8,012,089

The principal balance of each debt obligation, excluding short-term borrowings, reconciles to the condensed consolidated balance sheet as follows:

	March 31, 2019
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total
4.125% Senior Secured Notes due February 2020	491,650	(1,452)	—	—	490,198
4.750% Senior Secured Notes due March 2020	435,806	(4,596)	—	—	431,210
5.500% Senior Secured Notes due June 2020	27,311	—	194	(23)	27,482
6.250% Senior Secured Notes due February 2022	1,500,000	(10,779)	—	(12,566)	1,476,655
4.750% Senior Secured Notes due February 2023	954,975	(7,905)	—	—	947,070
5.350% Senior Secured Notes due October 2023	60,567	—	394	—	60,961
3.500% Senior Secured Notes due July 2024	561,750	(5,010)	—	—	556,740
6.500% Senior Secured Notes due February 2025	1,100,000	(11,231)	—	—	1,088,769
6.250% Senior Secured Notes due January 2027	750,000	(7,157)	—	—	742,843
Senior Secured Notes	5,882,059	(48,130)	588	(12,589)	5,821,928

Revolving Credit Facilities due July 2021	453,162	(13,242)	—	—	439,920
Term Loan Facility due January 2023	1,685,250	(11,150)	—	—	1,674,100
Total Debt, excluding short-term borrowings	8,020,471	(72,522)	588	(12,589)	7,935,948

	December 31, 2018
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total
4.125% Senior Secured Notes due February 2020	501,058	(1,891)	—	—	499,167
4.750% Senior Secured Notes due March 2020	444,146	(5,894)	—	—	438,252
5.500% Senior Secured Notes due June 2020	27,311	—	234	(26)	27,519
6.250% Senior Secured Notes due February 2022	1,500,000	(11,611)	—	(18,780)	1,469,609
4.750% Senior Secured Notes due February 2023	973,250	(8,520)	—	—	964,730
5.350% Senior Secured Notes due October 2023	60,567	—	416	—	60,983
3.500% Senior Secured Notes due July 2024	572,500	(5,321)	—	—	567,179
6.500% Senior Secured Notes due February 2025	1,100,000	(11,615)	—	—	1,088,385
6.250% Senior Secured Notes due January 2027	750,000	(7,333)	—	—	742,667
Senior Secured Notes	5,928,832	(52,185)	650	(18,806)	5,858,491

Revolving Credit Facilities due July 2021	428,158	(14,777)	—	—	413,381
Term Loan Facility due January 2023	1,717,500	(12,105)	—	—	1,705,395
Total Debt, excluding short-term borrowings	8,074,490	(79,067)	650	(18,806)	7,977,267

Principal payments on long-term debt for the next five years and thereafter are as follows:

	Calendar year
($ thousands)	2020	2021	2022	2023	2024	2025 and thereafter	Total
4.125% Senior Secured Notes due February 2020	491,650	—	—	—	—	—	491,650
4.750% Senior Secured Notes due March 2020	435,806	—	—	—	—	—	435,806
5.500% Senior Secured Notes due June 2020	27,311	—	—	—	—	—	27,311
6.250% Senior Secured Notes due February 2022	—	—	1,500,000	—	—	—	1,500,000
4.750% Senior Secured Notes due February 2023	—	—	—	954,975	—	—	954,975
5.350% Senior Secured Notes due October 2023	—	—	—	60,567	—	—	60,567
3.500% Senior Secured Notes due July 2024	—	—	—	—	561,750	—	561,750
6.500% Senior Secured Notes due February 2025	—	—	—	—	—	1,100,000	1,100,000
6.250% Senior Secured Notes due January 2027	—	—	—	—	—	750,000	750,000
Senior Secured Notes	954,767	—	1,500,000	1,015,542	561,750	1,850,000	5,882,059

Revolving Credit Facilities due July 2021	—	453,162	—	—	—	—	453,162
Term Loan Facility due January 2023	359,520	359,520	359,520	606,690	—	—	1,685,250
Total Principal Payments	1,314,287	812,682	1,859,520	1,622,232	561,750	1,850,000	8,020,471

At March 31, 2019 and December 31, 2018, we were in compliance with all covenants under our debt agreements.

Fair Value of Debt

Debt is categorized within Level 2 of the fair value hierarchy. Senior Secured Notes are valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in markets that are not active. All other debt is valued using current interest rates, excluding the effect of debt issuance costs.

($ thousands)	March 31, 2019	December 31, 2018
Carrying value (excluding swap adjustments)	7,948,537	7,996,073
Fair value	8,206,639	8,089,154

Interest Expense, net

	For the three months ended March 31,
($ thousands)	2019	2018
Senior Secured Notes	(86,101)	(91,502)
Term Loan Facilities	(9,487)	(10,165)
Revolving Credit Facilities	(9,090)	(6,243)
Other	(1,351)	(2,369)
Interest expense	(106,029)	(110,279)
Interest income	2,960	2,999
Interest expense, net	(103,069)	(107,280)

7.	Income Taxes

	For the three months ended March 31,
($ thousands, except percentages)	2019	2018
Provision for income taxes	52,692	60,505
Income (loss) before provision for income taxes	133,187	(3,999)
Effective income tax rate (determined using an estimated annual effective tax rate)	39.6%	(1,513.0)%

The effective income tax rate for the three months ended March 31, 2019 of 39.6% differed from the U.K. statutory rate of 19.0% primarily due to U.K. and foreign losses with no tax benefit and the impact of the U.S. Tax Cuts and Jobs Act of 2017 (the "Tax Act").

The effective income tax rate for the three months ended March 31, 2018 of (1,513.0)% differed from the U.K. statutory rate of 19.00% primarily related to U.K. and foreign losses with no tax benefit, increases in uncertain tax positions relating to a foreign tax audit, the impact of the Tax Act and foreign rate differential.

On a quarterly basis, we evaluate the realizability of the deferred income tax assets by jurisdiction and assess the need for a valuation allowance. At March 31, 2019, we believe it will be more-likely-than-not that we realize the deferred income tax assets, net of valuation allowances, recorded on the condensed consolidated balance sheet. However, should we believe that it is more-likely-than-not that the deferred income tax assets would not be realized, the tax provision would increase in the period in which we determined that the realizability was not likely. We consider the probability of future taxable income and historical profitability, among other factors, in assessing the realizability of the deferred income tax assets.

We had $26.6 million of reserves for uncertain tax positions at March 31, 2019 and December 31, 2018. We recognize interest and penalties related to income tax matters in income tax expense. At March 31, 2019 and December 31, 2018, $16.8 million and $16.4 million, respectively, of interest and penalties were accrued for uncertain tax positions.

8.	Commitments and Contingencies

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against the Company, and injunctions by third parties arising out of the ordinary course of business. Licenses are also subject to legal challenges by competitors, including Sisal and Stanley International Betting Limited, seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of or parties to ethics and compliance inquiries and investigations related to the Company’s ongoing operations. The following matters were described in Note 17 within the Company's 2018 Form 20-F.

Texas Fun 5’s Instant Ticket Game

Five lawsuits have been filed against IGT Global Solutions Corporation (f/k/a GTECH Corporation) in Texas state court arising out of the Fun 5’s instant ticket game sold by the Texas Lottery Commission ("TLC") from September 14, 2014 to October 21, 2014. Plaintiffs allege each ticket’s instruction for Game 5 provided a 5x win (five times the prize box amount) any time the "Money Bag" symbol was revealed in the "5X BOX". However, TLC awarded a 5x win only when (1) the "Money Bag" symbol was revealed and (2) three symbols in a pattern were revealed.

(a)
Steele, James et al. v. GTECH Corp., filed on December 9, 2014, in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $500.0 million. GTECH Corporation’s plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that plaintiffs' sole remaining claim should be reconsidered. On April 27, 2018, IGT Global Solutions Corporation petitioned for Texas Supreme Court review and the Texas Supreme Court has requested briefs.

(b)
Nettles, Dawn v. GTECH Corp. et al., filed on January 7, 2015, in Dallas County (No. 051501559CV). Plaintiff claims damages in excess of $4.0 million. GTECH Corporation and the Texas Lottery Commission won pleas to the jurisdiction for dismissal based on sovereign immunity. Plaintiff lost her appeal and petitioned for Texas Supreme Court review. The Texas Supreme Court has requested briefs.

(c)	Guerra, Esmeralda v. GTECH Corp. et al., filed on June 10, 2016, in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $0.5 million.

(d)	Wiggins, Mario & Kimberly v. IGT Global Solutions Corp., filed on September 15, 2016, in Travis County (No. D1GN16004344). Plaintiffs claim damages in excess of $1.0 million.

(e)	Campos, Osvaldo Guadalupe et al. v. GTECH Corp., filed on October 20, 2016, in Travis County (No. D1GN16005300). Plaintiffs claim damages in excess of $1.0 million.

We dispute the claims made in each of these cases and continue to defend against these lawsuits.

Illinois State Lottery

On February 2, 2017, putative class representatives of retailers and lottery ticket purchasers alleged the Illinois Lottery collected millions of dollars from sales of instant ticket games and wrongfully ended certain games before all top prizes had been sold. Raqqa, Inc. et al. v. Northstar Lottery Group, LLC, was filed in Illinois state court, St. Clair County (No. 17L51) against Northstar Lottery Group LLC, a consortium in which the Parent indirectly holds an 80% controlling interest. The claims include tortious interference with contract, violations of Illinois Consumer Fraud and Deceptive Practices Act, and unjust enrichment. The lawsuit was removed to the U.S. District Court for the Southern District of Illinois. On May 9, 2018, IGT Global Solutions Corporation and Scientific Games International, Inc. were added as defendants. On March 15, 2017, a second lawsuit, Atteberry, Dennis et al. v. Northstar Lottery Group, LLC, was filed in Illinois state court, Cook County (No. 2017CHO3755) seeking damages on the same matter. We dispute the claims made in both cases and continue to defend against these lawsuits.

Mexican Inventory Tax

The Mexican Tax Administration Service levied an assessment of income tax, VAT, profit sharing, interest and penalties on GTECH Mexico for the 2006 fiscal year that, as at March 31, 2019, amounted to 539.0 million Mexican Pesos. Approximately 65% of the assessment relates to denial of the deductibility of cost of goods sold ("cost of goods sold deduction") by GTECH Mexico to its parent and the remaining assessment relates primarily to intercompany loan proceeds (treated as taxable income) received from GTECH Mexico’s parent. Although lower courts upheld the assessment, the Mexican Appellate Court ruled the loan proceeds non-taxable, but denied our cost of goods sold deduction. The Mexican Supreme Court upheld the Appellate Court’s ruling that the cost of goods sold deduction would not apply. As a result of this loss, an accrual in the amount of 354.8 million Mexican Pesos ($18.1 million at the March 31, 2019 exchange rate) was recorded to income taxes payable in the consolidated balance sheet at December 31, 2018. GTECH Mexico filed a constitutional appeal on November 23, 2017. The other tax issues are still being addressed in the courts in Mexico. We maintain that the assessment is without merit.

9.	Shareholders' Equity

Accumulated Other Comprehensive Income ("AOCI")

The following tables detail the changes in AOCI:

		Unrealized Gain (Loss) on:					Less: OCI attributable to non-controlling interests	Total AOCI attributable to IGT PLC
($ thousands)	Foreign Currency Translation	Cash Flow Hedges	Hedge of Net Investment	Available for Sale Securities	Defined Benefit Plans	Other
Balance at December 31, 2018	247,362	(1,240)	(5,518)	6,195	(4,454)	(748)	19,940	261,537
Change during period	(24,639)	775	—	1,204	(63)	—	16,213	(6,510)
Reclassified to operations	(46)	(186)	—	—	—	—	—	(232)
Tax effect	—	(82)	—	(3)	—	—	—	(85)
OCI	(24,685)	507	—	1,201	(63)	—	16,213	(6,827)
Balance at March 31, 2019	222,677	(733)	(5,518)	7,396	(4,517)	(748)	36,153	254,710

		Unrealized Gain (Loss) on:					Less: OCI attributable to non-controlling interests	Total AOCI attributable to IGT PLC
($ thousands)	Foreign Currency Translation	Cash Flow Hedges	Hedge of Net Investment	Available for Sale Securities	Defined Benefit Plans	Other
Balance at December 31, 2017	338,146	(649)	(4,578)	11,588	(4,839)	(748)	1,249	340,169
Change during period	35,101	(6,112)	—	1,225	—	—	44	30,258
Reclassified to operations	—	1,225	—	—	—	—	—	1,225
Tax effect	2,094	7	(969)	1	—	—	—	1,133
OCI	37,195	(4,880)	(969)	1,226	—	—	44	32,616
Balance at March 31, 2018	375,341	(5,529)	(5,547)	12,814	(4,839)	(748)	1,293	372,785

For the three months ended March 31, 2019 and 2018, $(0.2) million and $1.2 million, respectively, were reclassified from AOCI into service revenue on the condensed consolidated statements of operations.

Dividends

We declared cash dividends of $0.20 per share during the three months ended March 31, 2019 and 2018.

10.	Segment Information

The structure of our internal organization is customer-facing aligned around four segments operating in three regions as follows:

•	North America Gaming and Interactive

•	North America Lottery

•	International

•	Italy

We monitor the operating results of our segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating income. Segment accounting policies are consistent with those of the condensed consolidated financial statements.

Corporate support expenses, which are not allocated to the segments, are principally composed of selling, general and administrative expenses and other expenses that are managed at the corporate level, including restructuring, transaction, corporate headquarters and Board of Directors’ expenses.

Purchase accounting principally represents the depreciation and amortization of acquired tangible and intangible assets in connection with acquired companies.

Segment information is as follows ($ thousands):

	For the three months ended March 31, 2019
($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Segment Total	Corporate Support	Purchase Accounting	Total
Operating and Facilities Management Contracts	—	208,102	69,572	203,702	481,376	—	—	481,376
Machine gaming	99,890	25,052	12,353	138,711	276,006	—	—	276,006
Lottery Management Agreements	—	32,202	—	—	32,202	—	—	32,202
Other services	55,802	16,407	34,908	94,152	201,269	—	178	201,447
Service revenue	155,692	281,763	116,833	436,565	990,853	—	178	991,031

Gaming machines	63,449	—	35,324	—	98,773	—	—	98,773
Lottery product	—	14,006	4,406	—	18,412	—	—	18,412
Systems and other	20,796	273	15,494	137	36,700	—	—	36,700
Product sales	84,245	14,279	55,224	137	153,885	—	—	153,885
Total revenue	239,937	296,042	172,057	436,702	1,144,738	—	178	1,144,916

Operating income (loss)	48,687	75,795	13,584	147,274	285,340	(58,424)	(48,764)	178,152

	For the three months ended March 31, 2018
($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Segment Total	Corporate Support	Purchase Accounting	Total
Operating and Facilities Management Contracts	—	205,441	71,635	213,915	490,991	—	—	490,991
Machine gaming	105,480	24,536	14,304	174,188	318,508	—	—	318,508
Lottery Management Agreements	—	35,722	—	—	35,722	—	—	35,722
Other services	48,820	13,343	44,596	94,794	201,553	—	177	201,730
Service revenue	154,300	279,042	130,535	482,897	1,046,774	—	177	1,046,951

Gaming machines	49,946	—	30,073	—	80,019	—	—	80,019
Lottery machines	—	16,277	2,642	—	18,919	—	—	18,919
Systems and other	39,505	80	21,235	247	61,067	—	—	61,067
Product sales	89,451	16,357	53,950	247	160,005	—	—	160,005
Total revenue	243,751	295,399	184,485	483,144	1,206,779	—	177	1,206,956

Operating income (loss)	57,159	76,396	21,559	147,134	302,248	(53,322)	(51,931)	196,995

11.	Earnings Per Share

The following table presents the computation of basic and diluted income (loss) per share of common stock.

	For the three months ended March 31,
($ and shares in thousands, except per share amounts)	2019	2018
Numerator:
Net income (loss) attributable to IGT PLC	40,254	(103,146)

Denominator:
Weighted-average shares - basic	204,300	203,597
Incremental shares under stock based compensation plans	442	—
Weighted-average shares - diluted	204,742	203,597

Net income (loss) attributable to IGT PLC per common share - basic	0.20	(0.51)
Net income (loss) attributable to IGT PLC per common share - diluted	0.20	(0.51)

Certain stock options to purchase common shares were outstanding, but were excluded from the computation of diluted earnings per share, because the exercise price of the options was greater than the average market price of the common shares for the period, and therefore, the effect would have been antidilutive.

During periods when we are in a net loss position, certain outstanding stock options and unvested restricted stock awards are excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

Stock options and unvested restricted stock awards totaling 1.6 million and 0.6 million for the three months ended March 31, 2019 and 2018, respectively, were excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

12.	Subsequent Event

In December 2013, we invested €19.8 million to obtain a 30% ownership interest in Yeonama Holdings Co. Limited ("Yeonama"), a 24.12% shareholder in Emma Delta. Emma Delta owns a 33% stake in OPAP S.A., a Greek gaming and sports betting operator. At March 31, 2019, we had a commitment to invest up to an additional €1.5 million in Yeonama, representing a total potential €21.3 million investment.

During the second quarter of 2019, we sold our ownership interest in Yeonama, resulting in a pre-tax gain of approximately €26.1 million ($29.1 million at the May 31, 2019 exchange rate) and the expiration of our commitment.

Item 2.            Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Condensed Consolidated Financial Statements, including the notes thereto, included in this report, as well as "Item 5. Operating and Financial Review and Prospects" and "Item 18. Financial Statements" in the Company's 2018 Form 20-F.

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this report and in "Item 3.D. Risk Factors" and "Item 5.G. Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995" included in the Company's 2018 Form 20-F.

Certain totals in the tables included in Item 2 may not add due to rounding.

Overview

The Company is a leading commercial operator and provider of technology in the regulated worldwide gaming markets that operates and provides a full range of services and leading-edge technology products across all gaming markets, including lotteries, machine gaming, sports betting, interactive gaming and commercial services. The Company's state-of-the-art information technology platforms and software enable distribution of its products and services through land-based systems, the internet and mobile devices.

The structure of our internal organization is customer-facing aligned around four segments operating in three regions as follows:

•	North America Gaming and Interactive

•	North America Lottery

•	International

•	Italy

Key Factors Affecting Operations and Financial Condition

There have been no material changes to "Key Factors Affecting Operations and Financial Condition" as disclosed in "Item 5.A. Operating Results" in the Company's 2018 Form 20-F.

Critical Accounting Estimates

The Company's consolidated financial statements are prepared in conformity with United States Generally Accepted Accounting Principles ("GAAP") which require the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities and the amounts of income and expenses recognized. The estimates and underlying assumptions are based on information available at the date that the financial statements are prepared, on historical experience, and are considered to be reasonable and realistic.

The Company periodically and continuously reviews its estimates and assumptions. Actual results for those areas requiring management judgment or estimates may differ from those recorded in the consolidated financial statements due to the occurrence of events and the uncertainties which characterize the assumptions and conditions on which the estimates are based.

The areas which require greater subjectivity of management in making estimates and judgments and where a change in such underlying assumptions could have a significant impact on the Company's consolidated financial statements are discussed in "Critical Accounting Estimates" as disclosed in "Item 5.A. Operating Results" in the Company's 2018 Form 20-F and are fully described in "Notes to the Consolidated Financial Statements—2. Summary of Significant Accounting Policies" included in "Item 18. Financial Statements" in the Company's 2018 Form 20-F.

There have been no material changes to these Critical Accounting Estimates.

Consolidated Results

The discussion below includes information calculated at constant currency. The Company calculates constant currency by applying the prior-year/period exchange rates to current financial data expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations originating from translating the income statement of the Company's foreign entities into U.S. dollars. These constant currency measures are non-GAAP measures. Although the Company does not believe that these measures are a substitute for GAAP measures, it does believe that such results excluding the impact of currency fluctuations period-on-period provide additional useful information to investors regarding operating performance on a local currency basis.

Comparison of the three months ended March 31, 2019 and 2018

	For the three months ended
	March 31, 2019		March 31, 2018
($ thousands)	$	% of Revenue	$	% of Revenue
Service revenue	991,031	86.6	1,046,951	86.7
Product sales	153,885	13.4	160,005	13.3
Total revenue	1,144,916	100.0	1,206,956	100.0

Cost of services	595,327	52.0	618,058	51.2
Cost of product sales	100,185	8.8	103,351	8.6
Selling, general and administrative	205,134	17.9	217,289	18.0
Research and development	66,118	5.8	71,263	5.9
Total operating expenses	966,764	84.4	1,009,961	83.7

Operating income	178,152	15.6	196,995	16.3

Interest expense, net	(103,069)	(9.0)	(107,280)	(8.9)
Foreign exchange gain (loss), net	58,602	5.1	(96,695)	(8.0)
Other (expense) income, net	(498)	—	2,981	0.2
Total non-operating expenses	(44,965)	(3.9)	(200,994)	(16.7)

Income (loss) before provision for income taxes	133,187	11.6	(3,999)	(0.3)
Provision for income taxes	52,692	4.6	60,505	5.0
Net income (loss)	80,495	7.0	(64,504)	(5.3)

Less: Net income attributable to non-controlling interests	40,241	3.5	18,316	1.5
Less: Net income attributable to redeemable non-controlling interests	—	—	20,326	1.7
Net income (loss) attributable to IGT PLC	40,254	3.5	(103,146)	(8.5)

Service revenue

	For the three months ended March 31,		$ Change
($ thousands)	2019	2018	$	%
North America Gaming and Interactive	155,692	154,300	1,392	0.9
North America Lottery	281,763	279,042	2,721	1.0
International	116,833	130,535	(13,702)	(10.5)
Italy	436,565	482,897	(46,332)	(9.6)
Operating Segments	990,853	1,046,774	(55,921)	(5.3)
Corporate Support	—	—	—	—
Purchase accounting	178	177	1	0.6
	991,031	1,046,951	(55,920)	(5.3)
The following table sets forth constant currency changes in service revenue for the three months ended March 31, 2019 compared to the three months ended March 31, 2018:

	Constant Currency Change
($ thousands)	$	%
North America Gaming and Interactive	1,625	1.1
North America Lottery	3,085	1.1
International	(4,980)	(3.8)
Italy	(9,713)	(2.0)
Operating Segments	(9,983)	(1.0)
Corporate Support	—	—
Purchase accounting	1	0.6
	(9,982)	(1.0)

North America Gaming and Interactive segment
The following table sets forth changes in service revenue for the three months ended March 31, 2019 compared to the three months ended March 31, 2018:

	Service Revenue Change
($ thousands)	Constant Currency	$ Change
Machine gaming	(5,345)	(5,590)
Other services	6,970	6,982
	1,625	1,392
The principal drivers of the $1.6 million constant currency increase in service revenue were as follows:

•
A decrease of $5.3 million in Machine gaming, primarily driven by a decrease in the average yield from overall product mix and a 2.0% decrease in the casino installed base (22,713 machines installed at March 31, 2019 compared to 23,183 machines installed at March 31, 2018); and

•
An increase of $7.0 million in Other services, principally due to an increase of $9.3 million in poker revenue, primarily due to a large, multi-year poker site license contract, partially offset by a decrease of $2.5 million in usage-based royalties as a result of a contract renegotiation.

North America Lottery segment
The following table sets forth changes in service revenue for the three months ended March 31, 2019 compared to the three months ended March 31, 2018:

	Service Revenue Change
($ thousands)	Constant Currency	$ Change
Operating and Facilities Management Contracts	2,662	2,661
Lottery Management Agreements	(3,520)	(3,520)
Machine gaming	516	516
Other services	3,427	3,064
	3,085	2,721
The principal drivers of the $3.1 million constant currency increase in service revenue were as follows:

•
An increase of $2.7 million in Operating and Facilities Management Contracts, principally driven by strong same store revenue (revenue from existing customers as opposed to new customers) growth of 2.8%, primarily due to a 5.2% increase in instant tickets and draw-based games, and a reversal of contra-revenue related to service level agreement provisions incurred in the prior year, partially offset by the impact of the conclusion of the Illinois supply contract during the current period and a 9.3% decrease in multi-state jackpot activity due to four large jackpot prizes in the prior period;

•
A decrease of $3.5 million in Lottery Management Agreements ("LMA"), primarily related to a $2.9 million decrease in pass through service revenue related to the timing of reimbursable expenses from the New Jersey LMA contract; and

•	An increase of $3.4 million in Other services, principally due to the expansion of an online jackpot game in Canada.

International segment
The following table sets forth changes in service revenue for the three months ended March 31, 2019 compared to the three months ended March 31, 2018:

	Service Revenue Change
($ thousands)	Constant Currency	$ Change
Operating and Facilities Management Contracts	1,835	(2,063)
Machine gaming	(174)	(1,952)
Other services	(6,641)	(9,687)
	(4,980)	(13,702)
The principal drivers of the $5.0 million constant currency decrease in service revenue were as follows:

•
An increase of $1.8 million in Operating and Facilities Management Contracts, principally driven by strong same store revenue growth of 3.6%, primarily due to a 3.4% increase in instant tickets and draw-based games and an 8.2% increase in multi-jackpot activity; and

•	A decrease of $6.6 million in Other services, principally due to:

◦	A decrease of $2.6 million in interactive, primarily driven by lower levels of remote game server and multi-jackpot activity; and

◦	A decrease of $1.7 million in commercial gaming, primarily related to Europe, Africa and Latin America.

Italy segment
The following table sets forth changes in service revenue for the three months ended March 31, 2019 compared to the three months ended March 31, 2018:

	Service Revenue Change
($ thousands)	Constant Currency	$ Change
Operating and Facilities Management Contracts	6,915	(10,213)
Machine gaming	(23,843)	(35,477)
Other services	7,215	(642)
	(9,713)	(46,332)
The constant currency movements in service revenues for each of the core activities within the Italy segment are discussed below.
Operating and Facilities Management Contracts
The following table sets forth constant currency changes in Operating and Facilities Management Contracts for the three months ended March 31, 2019 when compared to the three months ended March 31, 2018:

	Constant Currency Change
($ thousands)	$	%
Lotto	7,926	6.3
Instant Tickets	(1,011)	(1.1)
	6,915	3.2
Lotto
At constant currency, Lotto for the three months ended March 31, 2019 increased by $7.9 million compared to the three months ended March 31, 2018, principally due to a 6.4% increase in 10eLotto wagers as a result of an increase in bets and growing player frequency and a 47.1% increase in Million Day wagers which launched in February 2018.
Wagers for the three months ended March 31, 2019 and 2018 are as follows:

	For the three months ended March 31,		Change
(€ millions)	2019	2018	€	%
10eLotto	1,544	1,451	93	6.4
Core	501	504	(3)	(0.6)
Million Day	50	34	16	47.1
Late Numbers	47	45	2	4.4
	2,142	2,034	108	5.3
Instant tickets
At constant currency, instant tickets for the three months ended March 31, 2019 decreased by $1.0 million compared to the three months ended March 31, 2018, primarily driven by a 1.3% decrease in the number of tickets sold due to one less day of sales in the current period when compared to the prior period, partially offset by a 0.4% increase in the average price point (the average value of the tickets sold).
Total wagers for the three months ended March 31, 2019 and 2018 are as follows:

	For the three months ended March 31,		Change
(€ millions)	2019	2018	€	%
Total wagers	2,386	2,408	(22)	(0.9)
Machine gaming
At constant currency, Machine gaming for the three months ended March 31, 2019 decreased by $23.8 million compared to the three months ended March 31, 2018, primarily driven by an increase in gaming machine taxes related to the Prelievo Unico Erariale ("PREU") increase in September 2018 and January 2019 (PREU AWP increased on average quarter basis from 19.00% for the three months ended March 31, 2018 to 21.05% for the three months ended March 31, 2019 and PREU Video Lottery Terminals ("VLT") increased on average quarter basis from 6.00% for the three months ended March 31, 2018 to 7.50% for the three months ended March 31, 2019) and a decrease in total machines installed due to a regulator-mandated reduction in Amusement with prize ("AWP") machines, partially offset by a 4.3% increase on VLT driven wagers and higher productivity of the AWP machines.

	For the three months ended March 31,		Change
(€ millions)	2019	2018	€	%
VLT wagers	1,503	1,441	62	4.3
AWP wagers	939	955	(16)	(1.7)
	2,442	2,396	46	1.9
Total wagers and machines installed correspond to the management of VLTs and AWPs under the Company's licenses.
Other services
At constant currency, Other services for the three months ended March 31, 2019 increased by $7.2 million compared to the three months ended March 31, 2018, driven primarily by:

•	An increase of $7.6 million in commercial services, primarily related to an increase is POS fees as a result of a new service offering during the three months ended March 31, 2019;

•
An 11.1% increase in sports betting wagers (€274.0 million for the three months ended March 31, 2019 compared to €246.0 million for the three months ended March 31, 2018), partially offset by a higher combined payout in sports betting (83.3% for the three months ended March 31, 2019 compared to 81.2% for the three months ended March 31, 2018); and

•	A decrease of 0.8% in interactive game wagers (€489.0 million for the three months ended March 31, 2019 compared to €493.0 million for the three months ended March 31, 2018).

Product sales

	For the three months ended March 31,		$ Change
($ thousands)	2019	2018	$	%
North America Gaming and Interactive	84,245	89,451	(5,206)	(5.8)
North America Lottery	14,279	16,357	(2,078)	(12.7)
International	55,224	53,950	1,274	2.4
Italy	137	247	(110)	(44.5)
Operating Segments	153,885	160,005	(6,120)	(3.8)
Corporate Support	—	—	—	—
Purchase accounting	—	—	—	—
	153,885	160,005	(6,120)	(3.8)
The following table sets forth changes in product sales for the three months ended March 31, 2019 compared to the three months ended March 31, 2018 on a constant currency basis:

	Constant Currency Change
($ thousands)	$	%
North America Gaming and Interactive	(4,998)	(5.6)
North America Lottery	(1,714)	(10.5)
International	3,860	7.2
Italy	(102)	(41.3)
Operating Segments	(2,954)	(1.8)
Corporate Support	—	—
Purchase accounting	—	—
	(2,954)	(1.8)

North America Gaming and Interactive segment
The following table sets forth changes in product sales for the three months ended March 31, 2019 compared to the three months ended March 31, 2018:

	Product Sale Change
($ thousands)	Constant Currency	$ Change
Gaming machines	13,719	13,503
Systems and other	(18,717)	(18,709)
	(4,998)	(5,206)
The principal drivers of the $5.0 million constant currency decrease in product sales were as follows:

•
An increase of $13.7 million in Gaming machines, principally associated with 300 more machines sold during the current period, driven primarily by new and expansion sales in Massachusetts, along with an increase in the average selling price, driven by higher mix of casino sales in the current period; and

•	A decrease of $18.7 million in Systems and other, primarily driven by significant software and systems related sales in the prior period.

North America Lottery segment
The following table sets forth changes in product sales for the three months ended March 31, 2019 compared to the three months ended March 31, 2018:

	Product Sale Change
($ thousands)	Constant Currency	$ Change
Lottery product	(1,927)	(2,271)
Systems and other	213	193
	(1,714)	(2,078)
The principal driver of the $1.7 million constant currency decrease in product sales was the decrease in Lottery product of $1.9 million, principally due to prior period lottery hardware sales in Massachusetts and Canada, partially offset by lottery hardware sales in Georgia and instant ticket printing sales.

International segment
The following table sets forth changes in product sales for the three months ended March 31, 2019 compared to the three months ended March 31, 2018:

	Product Sales Change
($ thousands)	Constant Currency	$ Change
Lottery product	2,017	1,764
Gaming machines	6,579	5,251
Systems and other	(4,736)	(5,741)
	3,860	1,274

The principal drivers of the $3.9 million constant currency increase in product sales were as follows:

•	An increase of $2.0 million in Lottery product, primarily related to product sales in Europe and Africa;

•	An increase of $6.6 million in Gaming machines, primarily driven by increased machine sales in Europe, Latin America and the Caribbean and Asia Pacific; and

•	A decrease of $4.7 million in Systems and other, principally due to:

◦	A decrease of $8.3 million in systems sales, primarily driven by sales in Asia in the prior period; and

◦	An increase of $2.4 million in software sales, primarily driven by $3.1 million in AWP game sales in Europe.

Operating expenses

	Constant Currency Change		$ Change
($ thousands)	$	%	$	%
Cost of services	4,500	0.7	(22,731)	(3.7)
Cost of product sales	(1,676)	(1.6)	(3,166)	(3.1)
Selling, general and administrative	(5,877)	(2.7)	(12,155)	(5.6)
Research and development	(2,361)	(3.3)	(5,145)	(7.2)
Total operating expenses	(5,414)	(0.5)	(43,197)	(4.3)
Information on the primary drivers of changes in operating expenses are as follows:

Cost of services
Cost of services increased $4.5 million on a constant currency basis for the three months ended March 31, 2019 compared to the three months ended March 31, 2018, principally due to:

•	An $11.2 million increase in the North America Gaming and Interactive segment, primarily related to:

◦	An increase of $8.4 million in depreciation and amortization; and

◦	An increase of $3.3 million in licensing and royalties, primarily related to the large, multi-year poker site license contract;

•	A $5.3 million increase in the North America Lottery segment, primarily related to a $5.4 million increase in depreciation and amortization;

•	A $7.8 million increase in the International segment, primarily related to:

◦	An increase of $4.5 million in other operating expenses, primarily related to a lottery contract settlement; and

◦	An increase of $1.1 million in POS fees, principally due to the 3.6% increase in same store revenues;

•	An $18.1 million decrease in the Italy segment, primarily related to:

◦
A $10.3 million decrease in marketing and advertising expense, primarily related to costs incurred for lottery games that did not recur in the current period and the timing of when marketing and advertising expense will be incurred in 2019; and

◦	A $7.0 million decrease in POS fees, primarily related to a decrease in VLT and AWP POS fees partially offset by an increase in commercial services POS fees.

Cost of product sales
Cost of product sales decreased $1.7 million on a constant currency basis for the three months ended March 31, 2019 compared to the three months ended March 31, 2018, principally due to:

•	A $3.2 million decrease in the North America Gaming and Interactive segment, primarily related to the $5.0 million decrease in product sales;

•	A $1.6 million decrease in the North America Lottery segment, primarily related to the $1.7 million decrease in product sales; and

•	A $3.0 million increase in the International segment, primarily related to the $3.9 million increase in product sales.

Selling, general and administrative
Selling, general and administrative expense decreased $5.9 million on a constant currency basis for the three months ended March 31, 2019 compared to the three months ended March 31, 2018, principally due to:

•	A $3.2 million decrease in the North America Gaming and Interactive segment, primarily related to:

◦	A decrease of $2.0 million in performance based compensation; and

◦	A decrease of $1.3 million in depreciation and amortization;

•	A $4.5 million decrease in the International segment, primarily related to:

◦	A $1.7 million decrease in bad debt expense, primarily related to prior period bad debt expense in Latin America; and

◦	A $1.3 million decrease in employee related costs and performance based compensation.

•	A $3.5 million decrease in the Italy segment, primarily related to prior period bad debt expense in Machine gaming due to the regulator-mandated reduction in AWP machines; and

•	A $7.2 million increase in Corporate Support, primarily related to:

◦	An increase of $3.5 million in outside services, principally due to legal costs related to on-going litigation and the U.S. Interstate Wire Act of 1961; and

◦	An increase of $1.6 million in employee related costs.

Research and development
Research and development expense decreased $2.4 million on a constant currency basis for the three months ended March 31, 2019 compared to the three months ended March 31, 2018, principally due to a $1.7 million decrease in employee related costs, primarily related to our North America Gaming and Interactive segment.

Operating income (loss)

	For the three months ended March 31,		$ Change
($ thousands)	2019	2018	$	%
North America Gaming and Interactive	48,687	57,159	(8,472)	(14.8)
North America Lottery	75,795	76,396	(601)	(0.8)
International	13,584	21,559	(7,975)	(37.0)
Italy	147,274	147,134	140	0.1
Operating Segments	285,340	302,248	(16,908)	(5.6)
Corporate support	(58,424)	(53,322)	(5,102)	(9.6)
Purchase accounting	(48,764)	(51,931)	3,167	6.1
	178,152	196,995	(18,843)	(9.6)
The following table sets forth constant currency changes in operating income (loss) for the three months ended March 31, 2019 compared to the three months ended March 31, 2018:

	Constant Currency Change
($ thousands)	$	%
North America Gaming and Interactive	(11,216)	(19.6)
North America Lottery	(167)	(0.2)
International	(5,026)	(23.3)
Italy	13,823	9.4
Operating Segments	(2,586)	(0.9)
Corporate support	(7,993)	(15.0)
Purchase accounting	3,115	6.0
	(7,464)	(3.8)
Operating margin for each of the Company's operating segments is as follows:

	Operating Margin
	For the three months ended March 31,
	2019	2018
North America Gaming and Interactive	20.3%	23.4%
North America Lottery	25.6%	25.9%
International	7.9%	11.7%
Italy	33.7%	30.5%

North America Gaming and Interactive
Segment operating margin decreased from 23.4% for the three months ended March 31, 2018 to 20.3% for the three months ended March 31, 2019, principally due to the increase of $7.0 million in depreciation and amortization in the current period, partially offset by an increase in service revenue.

North America Lottery
Segment operating margin decreased slightly from 25.9% for the three months ended March 31, 2018 to 25.6% for the three months ended March 31, 2019, principally due to an increase in depreciation and amortization driven by new capital requirements arising from contract wins and extensions with several customers within the United States.

International
Segment operating margin decreased from 11.7% for the three months ended March 31, 2018 to 7.9% for the three months ended March 31, 2019, principally due to the reduction in service revenue, partially offset by a decrease in operating expenses.

Italy
Segment operating margin increased from 30.5% for the three months ended March 31, 2018 to 33.7% for the three months ended March 31, 2019, principally due to Lotto performance and a decrease in marketing and advertising expense.

Non-operating expenses

Interest expense
Interest expense for the three months ended March 31, 2019 decreased by $4.3 million, or 3.9%, compared to the three months ended March 31, 2018, as detailed in the table below:

	For the three months ended March 31,		Change
($ thousands)	2019	2018	$	%
Senior Secured Notes	(86,101)	(91,502)	(5,401)	(5.9)
Term Loan Facilities	(9,487)	(10,165)	(678)	(6.7)
Revolving Credit Facilities	(9,090)	(6,243)	2,847	45.6
Other	(1,351)	(2,369)	(1,018)	(43.0)
Interest expense	(106,029)	(110,279)	(4,250)	(3.9)
Interest income	2,960	2,999	39	1.3
Interest expense, net	(103,069)	(107,280)	(4,211)	(3.9)

Foreign exchange gain (loss), net
The Company recorded foreign exchange gains, net of $58.6 million and foreign exchange losses, net of $96.7 million in the three months ended March 31, 2019 and 2018, respectively, principally due to non-cash foreign exchange gains and losses on euro denominated debt.

Provision for income taxes

	For the three months ended March 31,
($ thousands, except percentages)	2019	2018
Provision for income taxes	52,692	60,505
Income (loss) before provision for income taxes	133,187	(3,999)
Effective income tax rate (determined using an estimated annual effective tax rate)	39.6%	(1,513.0)%
The change in the effective income tax rates for the three months ended March 31, 2019 compared to the three months ended March 31, 2018 is primarily related to foreign exchange gains and decreases in uncertain tax positions relating to a foreign tax audit in the prior period.

Liquidity and Capital Resources

The Company's business is capital intensive, and requires liquidity in order to meet its obligations and fund growth. Historically, the Company's primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities due 2021. In addition to general working capital and operational needs, the Company's liquidity requirements arise primarily from its need to meet debt service requirements and to fund capital expenditures. The Company also requires liquidity to fund any acquisitions and associated costs. The Company's cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity requirements.

The Company believes its ability to generate cash from operations to reinvest in its business, primarily due to the long-term nature of its contracts, is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations and working capital requirements in the ordinary course of business for at least the next 12 months.

The cash management, funding of operations and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

The Company's total available liquidity was as follows:

($ thousands)	March 31, 2019	December 31, 2018
Revolving Credit Facilities due 2021	1,561,375	1,601,968
Cash and cash equivalents	290,359	250,669
Total Liquidity	1,851,734	1,852,637

The Revolving Credit Facilities due 2021 are subject to customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company's near-term liquidity or capital resources. At March 31, 2019 and December 31, 2018, the borrowers under the Revolving Credit Facilities due 2021 were in compliance with all covenants. From time to time the Company and its creditors may amend these covenants, and maintaining compliance with these covenants in the future may restrict the ability of the Company to pay dividends, repurchase shares, acquire assets of other companies, or grant security interests in its assets.

The Company holds insignificant amounts of cash in countries where there may be restrictions on transfer due to regulatory or governmental bodies. Based on the Company's review of such transfer restrictions and the cash balances held in such countries, it does not believe such transfer restrictions have an adverse impact on its ability to meet liquidity requirements at the dates represented above.

The Company has two agreements with major European financial institutions to sell certain trade receivables related to the Italy segment on a non-recourse basis. These receivables have been derecognized from the Company's consolidated balance sheet. The agreements have a three- and five-year duration, respectively, and are subject to early termination by either party. The aggregate amount of outstanding receivables is limited to a maximum amount of €300 million and €180 million for Scratch & Win and Commercial Services, respectively. At March 31, 2019 and December 31, 2018, the following receivables had been sold:

	March 31, 2019		December 31, 2018
(in thousands)	euro	$	euro	$
Scratch & Win	151,905	170,665	128,515	147,150
Commercial services	91,008	102,248	74,609	85,427
	242,913	272,913	203,124	232,577

The Company also sold trade receivables (primarily in the North America Gaming and Interactive segment) and certain outstanding customer financing receivables on a non-recourse basis. At March 31, 2019 and December 31, 2018, the following receivables had been sold:

	March 31,	December 31,
($ thousands)	2019	2018
Trade receivables	19,754	21,383
Customer financing receivables	3,487	6,865
	23,241	28,248

Cash Flow Summary

	For the three months ended March 31,
($ thousands)	2019	2018
Net cash provided by operating activities	146,614	77,210
Net cash used in investing activities	(115,089)	(131,841)
Net cash provided by (used in) financing activities	9,099	(463,233)
Net cash flows	40,624	(517,864)

Analysis of Cash Flows

Net Cash Provided By Operating Activities
During the three months ended March 31, 2019, the Company generated $146.6 million of net cash flows from operating activities, an increase of $69.4 million compared to the three months ended March 31, 2018. This increase was principally due to:

•	An increase of $43.6 million related to the decrease in interest paid;

•	An increase of $22.4 million in the change in accrued expenses related to timing;

•	An increase of $12.4 million related to the conclusion of the Illinois supply contract;

•	An increase of $12.2 million in the change in trade and other receivables, principally due to the timing of payments related to the Italy segment; and

•
A decrease of $30.1 million in income tax expense, primarily related to a decrease in pre-tax income in certain U.S. and foreign jurisdictions and a decrease in uncertain tax positions related to a foreign tax audit in the prior period.

Net Cash (Used In) Provided By Investing Activities
During the three months ended March 31, 2019, net cash flows used in investing activities were $115.1 million. During the three months ended March 31, 2018, net cash flows used in investing activities were $131.8 million.
Investing activities for the three months ended March 31, 2019

•	Capital expenditures of $119.2 million, including:

◦	$47.6 million in the North America Lottery segment, principally for lottery contracts, including California, Florida and New York;

◦	$28.1 million in the Italy segment, principally for Machine gaming and Lotto;

◦	$27.6 million in the North America Gaming and Interactive segment, primarily due to the investment in new machines in the casino installed base; and

◦	$13.7 million in the International segment, principally related to commercial gaming.
Investing activities for the three months ended March 31, 2018

•	Capital expenditures of $134.7 million, including:

◦	$51.3 million in the Italy segment, principally for Machine gaming, sports betting and Lotto;

◦	$34.8 million in the North America Gaming and Interactive segment, primarily due to the investment in new machines in the installed base;

◦	$32.7 million in the North America Lottery segment, principally for lottery contracts, including South Carolina, West Virginia and Georgia; and

◦	$14.3 million in the International segment, principally related to upgrade the casino and VLT installed base to newer machines.

Net Cash Provided By (Used in) Financing Activities
During the three months ended March 31, 2019 and 2018, net cash flows provided by (used in) financing activities were $9.1 million and $(463.2) million, respectively.
Financing activities for the three months ended March 31, 2019

•	The Company received proceeds of $68.9 million from debt, primarily related to:

◦	$35.7 million from the Revolving Credit Facilities due July 2021;

◦	$33.2 million from short-term borrowings;

•	Net payments of $44.7 million, primarily related to financial liabilities in our Italy segment; and

•	Dividends paid to non-controlling shareholders of $13.4 million.
Financing activities for the three months ended March 31, 2018

•	Principal payment of $625.5 million on the 6.625% Senior Secured Notes due February 2018 upon maturity; and

•	Net proceeds of $164.7 million from the Revolving Credit Facilities due July 2021.

Off-Balance Sheet Arrangements

At March 31, 2019, we did not have any significant changes to off-balance sheet arrangements.

Dividends

No dividends were distributed during the three months ended March 31, 2019. On March 7, 2019, the Company announced a dividend payable on April 4, 2019 to holders of record as of the close of business on March 21, 2019. Historical payment of dividends is not an indication that dividends will be paid on any future date. The Company has not yet implemented a formal policy on dividend distributions, and any future dividend payment is subject to Board approval.

Contractual Obligations

There have been no material changes to our contractual obligations disclosed under "Item 5.F. Tabular Disclosure of Contractual Obligations" to our 2018 Form 20-F, except as disclosed in Note 6, Debt, to the condensed consolidated financial statements herein.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes to the disclosure under "Part I, Item 11. Quantitative and Qualitative Disclosures about Market Risk" included in our 2018 Form 20-F.

Item 4.	Controls and Procedures

There were no changes in our internal control over financial reporting during the three months ended March 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II.	OTHER INFORMATION

Item 1.	Legal Proceedings

Please see Note 8, Commitments and Contingencies—Legal Proceedings hereto.

Item 1A.	Risk Factors
Other than as set forth below, there have been no material new risk factors or material changes to the existing risk factors set forth in "Part I, Item 3.D. Risk Factors", to the Company's 2018 Form 20-F.

Changing enforcement of the U.S. Interstate Wire Act of 1961 (the "Wire Act") may negatively impact the Company's operations, business, financial condition, or prospects
On January 14, 2019, the U.S. Department of Justice (the “DOJ”) published an opinion reversing its previously-issued opinion that the Wire Act, which prohibits several types of wager-related communications over a “wire communications facility,” was applicable only to sports betting (the “2019 Opinion”). The 2019 Opinion interprets the Wire Act as applying to other forms of gambling that cross state lines, though the precise scope of the 2019 Opinion is unclear, and the DOJ has not yet addressed how it plans to enforce the Wire Act in light of the 2019 Opinion. The DOJ has issued a memorandum stating that it will not enforce the 2019 Opinion prior to June 14, 2019. Further, the New Hampshire Lottery Commission and certain private parties have commenced litigation in federal district court in New Hampshire challenging the 2019 Opinion. In response to this and other lawsuits, the DOJ issued a memorandum in April 2019 acknowledging that the 2019 Opinion did not consider whether the Wire Act applies to State lotteries and their vendors, and the DOJ is now considering this issue. In connection with such acknowledgment, the DOJ also extended the non-prosecution period for State lotteries and their vendors indefinitely while they consider the question. If the DOJ concludes that the Wire Act does apply to State lotteries and/or their vendors, they would extend the non-prosecution period for an additional period of 90 days after the DOJ publicly announces such position. The non-prosecution period for other gaming operations remains in place through until June 14, 2019.  On June 3, 2019, the U.S. District Court for the District of New Hampshire ruled in favor of the plaintiffs and determined that the Wire Act applies only to sports betting and related activities (the “NH Decision”). The NH Decision also set aside the 2019 Opinion.  It is unclear whether the DOJ will appeal the ruling, when the DOJ will conclude its consideration of whether the Wire Act applies to State lotteries and their vendors, or whether other courts would come to the same conclusions set forth in the NH Decision. The Company’s management is evaluating the NH Decision, the 2019 Opinion, and their implications to the Company, its customers, and the industries in which the Company operates. If the Wire Act is broadly interpreted to prohibit activities in which the Company and its customers are engaged, the Company could be subject to investigations, criminal and civil penalties, sanctions and/or other remedial measures and/or the Company may be required to substantially change the way it conducts its business, any of which could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

Item 5.	Other Information
In Item 6.E of the Company's 2018 Form 20-F, the Company disclosed that Marco Sala owned 1,515,119 of the Company’s ordinary shares as of February 28, 2019, representing an economic ownership in the Company of approximately 0.76%.  The Company inadvertently omitted 400,000 ordinary shares from this calculation, which were held in a separate brokerage account.  Including these shares, Mr. Sala owned 1,915,119 of the Company’s ordinary shares as of February 28, 2019, representing an economic ownership in the Company of approximately 0.94%.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GAME TECHNOLOGY PLC

/s/ Alberto Fornaro
Name: Alberto Fornaro
Title: Chief Financial Officer

Dated: June 10, 2019